SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  _____________

                                 AMENDMENT NO. 1
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
                      WEST PUTNAM HOUSING INVESTORS III LLC
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105
                      (CUSIP Number of Class of Securities)
                                  GINA K. DODGE
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS III LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            nEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation                    Amount of Filing Fee

               $9,171,200                               $1834.24
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of up to 286,600 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of
$32.00 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ]   Amount Previously Paid: $1490.32          Filing Party: West Putnam
      Form or Registration No.: SC TO-T         Housing Investors III LLC
                                                Date Filed: September 30, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting
      the results of the tender offer:   |_|

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 30, 2004 (the "Schedule TO") by West Putnam Housing Investors III LLC, a Delaware limited liability company (the "Purchaser"). The Schedule TO relates to a tender offer by Purchaser to purchase up to 286,600 units, which is 27.3% of the outstanding units of the limited partnership interest (the "Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2004 as amended hereby (the "Offer to Purchase"), and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). The expiration date of the Offer is October 28, 2004, unless extended. As of the date hereof, no Units have been tendered by Unit holders in the Offer. Capitalized terms used and not defined herein shall have meanings assigned such terms in the Offer to Purchase and Schedule TO. Items not amended remain unchanged.

The Offer to Purchase and all related documents are hereby amended to increase the Purchase Price in the Offer from $26.00 per Unit to $32.00 per Unit. All references to Purchase Price shall mean $32.00 per Unit.

The heading of the Letter of Transmittal stating that: "THE OFFER TO PURCHASE AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 30, 2004, UNLESS THE OFFER IS EXTENDED" is hereby corrected to replace the reference to "SEPTEMBER 30, 2004" with "OCTOBER 28, 2004". All references to the "Expiration Date" mean October 28, 2004.

Item 2 of the Instructions to Letter of Transmittal is hereby deleted in its entirety and replaced with the following:

            "2. DELIVERY OF LETTER OF TRANSMITTAL. This Letter of Transmittal is to be completed by holders of Units with the Unit Holder's certificate. Certificates for all physically tendered Units as well as a properly completed and duly executed copy of this Letter of Transmittal or facsimile hereof, and any other documents required by this Letter of Transmittal, must be received by the Depositary at its address set forth on the cover of this Letter of Transmittal prior to 12:00 midnight, New York City time, on the Expiration Date."

ITEM 12.    EXHIBITS.

(a) (1) (A) Offer to Purchase dated September 30, 2004.*
(a) (1) (B) Form of Letter of Transmittal.*
(a) (1) (C) Cover Letter to Unit Holders dated September 30, 2004.*
(a) (1) (D) Form of Notice of Withdrawal.*
(a) (1) (E) Press Release dated October 14, 2004.

*Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 30, 2004.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WEST PUTNAM HOUSING INVESTORS III LLC

                        By: /s/ Gina K. Dodge
                           ---------------------------
                           Gina K. Dodge
                           Secretary

Dated:  October 14, 2004

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

(a) (1) (A)             Offer to Purchase dated September 30, 2004.*
(a) (1) (B)             Form of Letter of Transmittal.*
(a) (1) (C)             Cover Letter to Unit Holders dated September 30, 2004.*
(a) (1) (D)             Form of Notice of Withdrawal.*
(a) (1) (E)             Press Release dated October 14, 2004.


*Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 30, 2004.

                                                               Exhibit (a)(1)(E)


                                                           FOR IMMEDIATE RELEASE

            WEST PUTNAM HOUSING INVESTORS III LLC INCREASES PRICE
                   OF TENDER OFFER FOR SECURED INCOME L.P.

Greenwich, Connecticut, October 14, 2004 - West Putnam Housing Investors III LLC announced today that it has increased the purchase price of its tender offer to purchase up to 286,600 units of limited partnership interests in Secured Income L.P. to $32.00 per unit in cash. The terms of the increased offer are otherwise identical to the terms set forth in the original Offer to Purchase dated September 30, 2004.

As of the date hereof, no units of Secured Income L.P. have been tendered by Unit holders in the tender offer.

For further information, contact Gina K. Dodge at (203) 869-0900.